Filed by: Sovereign Bancorp, Inc.
This communication is filed pursuant to Rule 425 under
the Securities Act of 1933, as amended.
Subject Company: Sovereign Bancorp Inc.
Commission File Number: 1-16581
Date: November 12, 2008
Sovereign Bank & Santander A Bright Union

SANTANDER — ONE OF THE LARGEST BANKS IN THE WORLD — HAS AGREED TO ACQUIRE SOVEREIGN BANK. Santander has provided its customers with security and service for more than 150 years, backed by financial strength. That’s why Santander has recently been named Best Bank in the World.* November, 2008 2

Santander Profile One of the 10 leading banks in the world by market capitalization and number one in the eurozone $1.2 trillion in deposits and customer funds under management** Have 13,000 branches worldwide — more than any other global bank — and 35,000 ATMs† Have 80 million customers globally Have 132,000 employees worldwide November, 2008 3

About Santander Santander carries out its business in three main geographical areas Continental Europe, where the main commercial units are the Santander and Banesto Networks in Spain, Santander Totta in Portugal and Santander Consumer Finance, which has consumer finance operations in 19 countries. United Kingdom, where Abbey has been named the country’s best bank Latin America, where Santander is the regions’ biggest financial franchise and holds leading position in Brazil, Mexico and Chile. It is also present in Argentina, Colombia, Uruguay, Peru, and Puerto Rico. Global Divisions in Wholesale Banking, Cards, Asset Management, Insurance, and Private Banking November, 20084

About Sovereign Sovereign is on solid financial footing in one of the most desirable areas in the nation Sovereign is well capitalized under all regulatory measures and financially sound by all financial and operational measures 2008 Greenwich Excellence Award for Middle Marketing Banking in the following categories: Overall Satisfaction, Northeast Treasury Management Overall Satisfaction, Northeast November, 20085

Proven Strength Sovereign customers will benefit from Santander’s global leadership and market strength. Santander provides stability for Sovereign, its customers, team members and shareholders. Santander’s core earnings have increased for 15 straight quarters. Santander’s first half profits in 2008 of 4.7 billion Euros ($7.2 billion) — an increase of 22% over 2007. Santander has a successful track record of completing acquisitions and growing companies in more than 40 countries. Santander adds a deep knowledge and understanding of the retail and commercial customers in Sovereign’s footprint —one of the healthiest and most stable regions in the country. November, 2008 6

A Bright Union The result — a stronger partner dedicated to your success in today’s and tomorrow’s competitive environment. We are excited about the possibilities for our combined organizations and what they mean for our clients, our communities, and our team members. Sovereign Bank is a Member FDIC. © 2008 Sovereign Bank Sovereign Bank and its logo are registered trademarks of Sovereign Bank or its affiliates of subsidiaries in the United States and other countries. Santander and the Santander logo are registered trademarks of Santander or one of its affiliates in the United States or other countries. The acquisition of Sovereign Bank by Banco Santander is subject to certain conditions including shareholder and regulatory approval. *According to Euromoney Magazine, July 2008. **As of June 30, 2008 EUR 758.562 billion converted at the exchange rate of that date. †Includes Banco Real, Alliance & Leicester and Bradford & Bingley. November, 2008 7

Additional Information About This Transaction
In connection with the proposed transaction, Santander will file with the SEC a Registration Statement on Form F-4 that will include a proxy statement of Sovereign that also constitutes a prospectus of Santander. Sovereign will mail the proxy statement/prospectus to its shareholders. Sovereign urges investors and security holders to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov).
Proxy Solicitation
Santander, Sovereign and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from shareholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Santander’s executive officers and directors in its annual report on Form 20-F filed with the SEC on June 27, 2008. You can find information about Sovereign’s executive officers and directors in its definitive proxy statement filed with the SEC on March 24, 2008. You can obtain free copies of these documents as described above.